Exhibit 99.1

CLAUDE RESOURCES INC. ANNOUNCES PRIVATE PLACEMENT OFFERING

May 20, 2005 - Claude Resources Inc. (Claude) has entered into an engagement agreement with Toll Cross Securities Inc. (the Agent), pursuant to which the Agent has been retained to act, on a best efforts basis, in connection with the private placement offering of up to 5,000,000 units and up to $5,000,000 worth of flow-through common shares.

The offering, which is subject to regulatory approval and satisfactory due diligence by the Agent, consists of 4,000,000 units at $1.00 per unit, with an over-allotment option granted to the Agent for up to an additional 1,000,000 units exercisable until 30 days following the closing date. Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole purchase warrant will entitle the holder, upon exercise at any time within 24 months following the closing date, and upon payment of $1.20, to subscribe for one common share. The offering also consists of up to $5,000,000 of flow-through common shares at a price of $1.20 per share. Claude is planning to close the offering on or about June 17, 2005.

Brokerage fees and broker options (entitling the Agent to purchase up to 5% of the number of units sold pursuant to the offering) are payable in respect of this transaction. Each broker unit, consisting of one common share and one-half of a broker warrant, will be issued at a cost of $1.10 per unit and can be purchased during a period of 24 months from the closing date. Each whole broker warrant will entitle the Agent to subscribe for one common share for a period of 24 months from the closing date at an exercise price of $1.30.

Claude's intention is to use the net proceeds from the offering to facilitate the completion of the bulk sampling programs and related infrastructure at the Porky Lake and Santoy Lake gold exploration properties and for general corporate purposes. The proceeds from the sale of the flow-through common shares will be used for expenditures described above that will be "Canadian Exploration Expenses" that qualify as "Flow-Through Mining Expenditures", for purposes of the Income Tax Act (Canada). Claude will renounce such expenses with an effective date no later then December 31, 2005.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the U.S.

For further information, please contact:

Neil McMillan
President & Chief Executive Officer
or
Rick Johnson
Chief Financial Officer
(306) 668-7505

Renmark Financial Communications Inc.
Edith English: eenglish@renmarkfinancial.com
Neil Murray-Lyon: nmurraylyon@renmarkfinancial.com
Media: Cynthia Lane: clane@renmarkfinancial.com
(514) 939-3989
www.renmarkfinancial.com